CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$980,000	$54.68

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 23, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$980,000 Capped Market Plus Notes due April 28, 2010 Linked to the Performance of Gold Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing April 28, 2010†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on October 23, 2009 (the “pricing date”) and are expected to issue on or about October 28, 2009 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Gold as described under “Description of the Reference Asset” in this pricing supplement.

Maximum Return:	13.75%.

Minimum Coupon Percentage:	5.00%

Barrier Level:	89% × Initial Price

Payment at Maturity:

If the Gold Spot Rate is equal to or greater than the Barrier Level at all times during the Observation Period, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the greater of (a) the Minimum Coupon Percentage and (b) the Reference Asset Return, subject to the Maximum Return. For example, if the Reference Asset Return is 13.75% or more, you will receive the Maximum Return on the Notes of 13.75%, which entitles you to the maximum payment of $1,137.50 for every $1,000 principal amount Note that you hold. Accordingly, if the Gold Spot Rate is equal to or greater than the Barrier Level at all times during the Observation Period, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [($1,000 x the greater of (a) Minimum Coupon Percentage and (b) Reference Asset Return]

If the Gold Spot Rate is below the Barrier Level at any time during the Observation Period, you will receive at maturity a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the Reference Asset Return, subject to the Maximum Return. For example, if the Reference Asset Return is 13.75% or more, you will receive the Maximum Return on the Notes of 13.75%, which entitles you to the maximum payment of $1,137.50 for every $1,000 principal amount Note that you hold. Accordingly, if the Gold Spot Rate is below the Barrier Level at any time during the Observation Period, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [($1,000 × Reference Asset Return)]

You may lose some or all of your principal if you invest in the Notes. If the Gold Spot Rate is below the Barrier Level at any time during the Observation Period, your Notes will be fully exposed to any declines in the Reference Asset and you may lose some or all of your investment at maturity.

Reference Asset Return:	The performance of the Reference Asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	USD1,061.75/troy ounce, the settlement price of the Reference Asset on the pricing date.

Final Price:	The settlement price of the Reference Asset on the final valuation date.

Gold Spot Rate:	The rate that appears at any time during the Observation Period under Bloomberg ticker symbol “GOLDS”, as determined by the Calculation Agent in good faith and using reasonable judgment.

Observation Period:	The period from but excluding 3:00 p.m. London time on the pricing date to but excluding 3:00 p.m. London time on the final valuation date.

Scheduled Trading Day	A day when the calculation agent is open for business in London and New York.

Final Valuation Date:	April 23, 2010†

Maturity Date:	April 28, 2010†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JP56 and US06739JP568

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets— Commodities —Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement. If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0.50%	99.50%
Total	$980,000	$4,900	$975,100

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of 0.50%, is 99.50%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on an initial price of USD1,061.75/troy ounce and the maximum return on the Notes of 13.75%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Barrier Level was not breached[2]		Barrier Level was breached[3]
Final Price[1]	Reference Asset Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
2123.50	100.00%	$1,137.50	13.75%	$1,137.50	13.75%
2017.33	90.00%	$1,137.50	13.75%	$1,137.50	13.75%
1911.15	80.00%	$1,137.50	13.75%	$1,137.50	13.75%
1804.98	70.00%	$1,137.50	13.75%	$1,137.50	13.75%
1698.80	60.00%	$1,137.50	13.75%	$1,137.50	13.75%
1592.63	50.00%	$1,137.50	13.75%	$1,137.50	13.75%
1486.45	40.00%	$1,137.50	13.75%	$1,137.50	13.75%
1380.28	30.00%	$1,137.50	13.75%	$1,137.50	13.75%
1274.10	20.00%	$1,137.50	13.75%	$1,137.50	13.75%
1207.74	13.75%	$1,137.50	13.75%	$1,137.50	13.75%
1167.93	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
1114.84	5.00%	$1,050.00	5.00%	$1,050.00	5.00%
1082.99	2.00%	$1,050.00	5.00%	$1,020.00	2.00%
1075.02	1.25%	$1,050.00	5.00%	$1,012.50	1.25%
1061.75	0.00%	$1,050.00	5.00%	$1,000.00	0.00%
1008.66	-5.00%	$1,050.00	5.00%	$950.00	-5.00%
955.58	-10.00%	$1,050.00	5.00%	$900.00	-10.00%
944.96	-11.00%	$1,050.00	5.00%	$890.00	-11.00%
902.49	-15.00%	$1,050.00	5.00%	$850.00	-15.00%
849.40	-20.00%	$1,050.00	5.00%	$800.00	-20.00%
743.23	-30.00%	$1,050.00	5.00%	$700.00	-30.00%
637.05	-40.00%	$1,050.00	5.00%	$600.00	-40.00%
530.88	-50.00%	$1,050.00	5.00%	$500.00	-50.00%
424.70	-60.00%	$1,050.00	5.00%	$400.00	-60.00%
318.53	-70.00%	$1,050.00	5.00%	$300.00	-70.00%
212.35	-80.00%	$1,050.00	5.00%	$200.00	-80.00%
106.18	-90.00%	$1,050.00	5.00%	$100.00	-90.00%
0.00	-100.00%	$1,050.00	5.00%	$0.00	-100.00%

[1]	The final price will be the settlement price on the final valuation date as described under “Description of the Reference Asset” in this pricing supplement.
[2]	The barrier level will not be breached if the Gold Spot Rate is equal to or greater than the barrier level at all times during the observation period.
[3]	The barrier level will be breached if the Gold Spot Rate is below the barrier level at any time during the observation period.

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Gold Spot Rate was equal to or greater than the barrier level at all times during the observation period, and the price of the reference asset increases from an initial price of USD1,061.75/troy ounce to a final price of USD1,167.93/troy ounce.

Because the Gold Spot Rate was equal to or greater than the barrier level at all times during the observation period, and the reference asset return of 10% is greater than the minimum coupon percentage but less than the maximum return, the investor receives a payment at maturity of $1,100 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 10%) = $1,100

The total return on the investment of the Notes is 10%.

Example 2: The Gold Spot Rate was equal to or greater than the barrier level at all times during the observation period, and the price of the reference asset increases from an initial price of USD1,061.75/troy ounce to a final price of USD1,486.45/troy ounce.

Because the Gold Spot Rate was equal to or greater than the barrier level at all times during the observation period, and the reference asset return of 40% is greater than the minimum coupon percentage and the greater than the maximum return, the investor receives a payment at maturity of $1,137.50 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 13.75%) = $1,137.50

The total return on the investment of the Notes is 13.75% and subject to the maximum return.

Example 3: The Gold Spot Rate was equal to or greater than the barrier level at all times during the observation period, and the price of the reference asset decreases from the initial price of USD1,061.75/troy ounce to a final price of USD955.58/troy ounce.

Because the Gold Spot Rate was equal to or greater than the barrier level at all times during the observation period, and the reference asset return of -10% is less than the minimum coupon percentage, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 5%) = $1,050

The total return of the investment of the Notes is 5%.

PS–3

Example 4: The Gold Spot Rate was below the barrier level one or more times during the observation period, and the price of the reference asset increases from the initial price of USD1,061.75/troy ounce to a final price of USD1,104.22/troy ounce.

Because the Gold Spot Rate was below the barrier level one or more times during the observation period, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 4%) = $1,040.00

The total return on the investment of the Notes is 4%.

Example 5: The Gold Spot Rate was below the barrier level one or more times during the observation period, and the price of the reference asset decreases from the initial price of USD1,061.75/troy ounce to a final price of USD955.58/troy ounce.

Because the Gold Spot Rate was below the barrier level one or more times during the observation period, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × -10%) = $900

The total return on the investment of the Notes is -10%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the final valuation date, the maturity date, the Gold Spot Rate, and the settlement price of the reference asset on the final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the Gold Spot Rate never goes below the barrier level at any time during the observation period, by entitling you to a return equal to the greater of the minimum coupon percentage and the reference asset return, up to the maximum return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the reference asset return but only to the extent that the Gold Spot Rate never falls below the barrier level at any time during the observation period.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

PS–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset or any futures contracts relating to the reference asset. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference asset return is positive or negative. If the Gold Spot Rate declines below the barrier level at any time during the observation period, your investment will be fully exposed to any decline in the reference asset and you may lose up to 100% of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final price of the reference asset is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the reference asset, which may be significant. We refer to this percentage as the maximum return, which is 13.75%.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, Barclays Capital, an affiliate of the Issuer, is a member of the London Gold Market Fixing Ltd., which determines the settlement price used for the initial price and final price of Gold. Actions by the London Gold Market Fixing Ltd. (the entity that determines the settlement price used for the initial price and final price of Gold) may have an adverse effect on the price of Gold and therefore on the market value of the Notes. No member of the London Gold Market Fixing Ltd., including Barclays Capital—an affiliate of the Issuer, will have any obligations with respect to the amounts to be paid to you on the maturity date, or to consider your interests as an owner of Notes when it takes any actions that might affect the market value of the Notes. Although Barclays Capital is a member of the London Gold Market Fixing Ltd., the Issuer has no ability to control or predict the actions of the London Gold Market Fixing Ltd. These actions could include errors in information disclosed by the London Gold Market Fixing Ltd. or any discontinuance by them of that disclosure. However, we may currently, or in the future, engage in business with the London Gold Market Fixing Ltd. and any member of the London Gold Market Fixing Ltd.. Neither we, nor any of our affiliates, including Barclays Capital or any other member of the London Gold Market Fixing Ltd., assume any responsibility for the adequacy or accuracy of any publicly available information about Gold, whether the information is contained herein or otherwise. You should make your own investigation into Gold and the London Gold Market Fixing Ltd.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

PS–5

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of Gold; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The official U.S. dollar cash buyer settlement price that will be used for the initial price and final price of Gold will be determined as described below:

Where the reference asset is Gold, the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and displayed on Reuters Screen page “GOFO” that displays prices effective on the pricing date or the final valuation date, as applicable. The members of The London Gold Market Fixing Limited consist of Barclays Capital, Scotia Mocatta, Deutsche Bank, Societe Generale, and HSBC Investment Banking Group. The fix is carried out twice a day, at 10:30 a.m. and 3:00 p.m. London local time via telephone by the 5 members, and the applicable settlement price will be based on the 3:00 p.m. fix. The settlement price of Gold on the pricing date and the final valuation date may be seen on GOLDLNPM on Bloomberg.

The settlement price of the reference asset on October 23, 2009 was US$1,061.75/troy ounce.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the Gold Spot Rate, from January 7, 2002 through October 23, 2009.

We obtained the information below regarding the Gold Spot Rate from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the Gold Spot Rate during the observation period or the reference asset settlement price on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $5.00 per $1,000 principal amount Note.

PS–7